04002668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. Weckstein & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York, NY 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Weckstein 212-986-3422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name – *if individual, state last, first, middle name*)

460 Park Avenue, New York, NY 10022
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

RECEIVED
MAR 01 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Weckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. Weckstein & Co., Inc., as of ~~December 31~~, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET M. SAPIENZA
Notary Public, Sate of New York
No. 43-4966635
Qualified in Richmond County
Commission Expires May 14, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. WECKSTEIN & CO., INC.

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2003

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

460 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 245-5900

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh Furman & Faccio
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 9, 2004

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2003

ASSETS

Cash	$ 250,574
Marketable securities, at market value	212,425
Commissions receivable	1,062
Due from shareholder	426
Prepaid expenses	6,882
Furniture, fixtures and equipment (less $65,365 of depreciation)	8,770
Security deposits	5,600
	$ 485,739

LIABILITIES

Accounts payable and accrued expenses	$ 20,313
Payroll taxes payable	73,985
Bank overdraft	62,018
Due to broker	28,559
New York City taxes payable	2,106
Deferred New York City taxes	2,921
	189,902

STOCKHOLDER'S EQUITY

Common stock - no par value;	
200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	210,000
Retained earnings	15,758
Unrealized gain on securities	30,079
Total stockholder's equity (statement attached)	295,837
	$ 485,739

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions		$ 512,354
Net dealer trading gain		186,573
Interest and dividends		1,054
Broker fees		9,988
Miscellaneous		336
		710,305
Expenses:		
Officer's compensation and benefits	$ 139,661	
Employee compensation and benefits	199,633	
Payroll taxes	25,754	
Clearance	73,595	
Equipment rental	72,340	
Rent	61,211	
Travel and entertainment	26,261	
Telephone	13,143	
Professional fees	20,647	
Office expense	16,518	
Dues and subscriptions	7,747	
Insurance	2,656	
Interest	631	
Office supplies	5,737	
Miscellaneous	1,900	
Registration	4,426	
Research	18,400	
Depreciation	4,770	695,030
Income before New York City taxes		15,275
New York City taxes		2,881
NET INCOME (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)		$ 12,394

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAIN/(LOSS) ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2003	$ 40,000	$ 210,000	$ 3,364	$ (18,090)	$ 235,274
COMPREHENSIVE INCOME:					
Net income (statement attached)			12,394		12,394
Unrealized gain arising during the period				33,000	33,000
Deferred New York City taxes related to above				(2,921)	(2,921)
Reclassification adjustment				18,090	18,090
BALANCE AT DECEMBER 31, 2003	$ 40,000	$ 210,000	$ 15,758	$ 30,079	$ 295,837

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 12,394
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 4,770	
Realized loss from sale of securities not readily marketable	20,099	
(Increase) in marketable securities, at market value	(109,550)	
Decrease in due from broker	643	
Decrease in commissions receivable	3,041	
Decrease in due from shareholder	1,500	
Decrease in New York City taxes receivable	450	
(Increase) in prepaid expenses	(1,033)	
(Decrease) in accounts payable and accrued expenses	(14,663)	
Increase in payroll taxes payable	73,985	
Increase in bank overdraft	62,018	
Increase in due to broker	28,559	
Increase in New York City taxes payable	2,106	71,925
Net cash provided by operating activities		84,319
Cash flows (used for) investing activities:		
Proceeds from sale of securities not readily marketable		1
Purchases of furniture, fixtures and equipment		(5,240)
Net cash (used for) investing activities		(5,239)
NET INCREASE IN CASH AND CASH EQUIVALENTS		79,080
Cash and cash equivalents - January 1, 2003		171,494
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2003		$ 250,574

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for New York City taxes	$ 325
Cash paid during the year for interest	$ 631

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2003

Total stockholders' equity		$ 295,837
Deferred New York City taxes		2,921
Deductions for non-allowable assets		(21,778)
Net capital before haircuts		276,980
Haircuts:		
Trading securities	$ (49,397)	
Undue concentration	(19,400)	(68,797)
NET CAPITAL		208,183
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $158,422 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 108,183
Ratio of aggregate indebtedness to net capital		0.7610

The focus report filed for the period ended December 31, 2003 differs from the above computations. An amended focus will be filed to reflect the above.

There are no material inadequacies in the accounting system, control procedures, and procedures for safeguarding securities of D. Weckstein & Co., Inc.

See the accompanying Independent Auditor's Report.

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2003

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from trading profits executed for the Company's principal account, from commissions received on security trades executed for customers, and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities designated as held for investment are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated life of the improvement.

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

(Continued)

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2003 settled with no resulting liability to the company.

On June 4, 2003, the Company agreed to extend its office lease to February 28, 2006. The fixed annual rental payments are $51,951 per annum. The Company has the option to cancel the lease during the last year of the lease term.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $208,183, which was $108,183 in excess of its required net capital of $100,000. The Company's net capital ratio was .7610 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2003, all the marketable securities reflected in the Statement of Financial Condition are positions with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

STOCK PURCHASE AGREEMENT:

On December 10, 2002, the Company entered into a Stock Purchase Agreement with three prospective shareholders. The closing of the agreement was dependent on the required regulatory approval from the NASD by March 31, 2003, and if such approval was not received by this time, the agreement may be terminated by either the buyer or the Company. The NASD had not approved the agreement by March 31, 2003 and the agreement was subsequently terminated.

(Continued)

RELATED PARTY TRANSACTION:

The Company sold 1,500 warrants of Nasdaq Stock Market, Inc. to its sole shareholder for $1. Each warrant is exercisable in three tranches for one share of Common Stock of Nasdaq Stock Market, Inc. The three tranches expire on June 25, 2004, June 27, 2005 and June 27, 2006 and the exercise price is $14, $15 and $16, respectively. At December 31, 2003, the Nasdaq Stock Market, Inc. had a closing price of $9.45 per share. During 2003, the price of the Nasdaq Stock Market, Inc. never exceeded $11 per share.